Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Tuesday, August 2, 2011

In This Edition

Progress continues with the NU-NSTAR merger and both companies remain excited and optimistic about the merger closing later this year. Throughout this merger integration process, we are committed to keeping you informed as milestones are achieved and progress is made.

Thank you for your continued focus on safety and customer service.

Filings and Approvals Progress

Massachusetts: The Massachusetts Department of Public Utilities (MDPU) concluded evidentiary hearings on July 28. The hearings, which began on July 6, addressed all aspects of the merger – including the new net benefits standard of review adopted by the MDPU in April. Now that the hearings have concluded, all participants will have an opportunity to file legal briefs for the MDPU to consider. The briefing period will conclude on September 19. Based on previous merger reviews, it is expected that the MDPU will issue a final decision in the proceeding one to two months after briefings have concluded. This schedule should position us to close the merger in the fourth quarter of this year.

As reported in the July 19 edition of Merger Update, there has been much media coverage around the Massachusetts Department of Energy Resources’ (DOER) motion requesting the MDPU postpone action on the merger until NSTAR Electric completes a formal review of its rates. On July 21, the companies filed a formal response to the DOER request with the MDPU. NU and NSTAR feel this motion should be denied by the MDPU. No timetable has been established for the issuance of a ruling. We continue to view our merger as two great companies coming together to form a Fortune 250 company, which keeps jobs local and provides approximately $784 million in savings over 10 years. This merger is the right thing for customers, employees and shareholders.

Answers to Your Questions

Have officer positions below the named executive team been selected?

No officer positions below the named executive team have been selected or announced. Timing of these selections depends upon regulatory approvals. As with all merger developments, we will notify employees when these selections occur.

How does the merger affect our pension benefits?

Vested accrued pension benefits are guaranteed under the law. Additionally, employee benefits for represented employees are subject to collective bargaining. A comparison of all NU and NSTAR benefits, including pension and retirement plans, will be conducted, and once the strategy is developed we will communicate that strategy to employees.

Should the proposed merger affect my decision to retire this year or next?

No. There are no plans to offer an early retirement program as part of the merger.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”